U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

     NBT Bancorp Inc.
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   (Last)               (First)                 (Middle)

     52 South Broad Street
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                                    (Street)

     Norwich             New York                13815
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   (City)               (State)                 (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     December 7, 1999
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3.   IRS or Social Security Number of Reporting Person (Voluntary)

     16-1268674
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4.   Issuer Name and Ticker or Trading Symbol

     Pioneer American Holding Company Corp. (OTC BB: PAHC.OB)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

   [   ]   Director                                  [X]   10% Owner
   [   ]   Officer (give title below)                [ ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)


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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                           3. Ownership Form:
                             2. Amount of Securities          Direct (D) or
1. Title of Security            Beneficially Owned            Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                   (Instr. 4)                    (Instr. 5)           (Instr. 5)
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    N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)


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FORM 3 (continued)

        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5.Owner-
                                                     3. Title and Amount of Securities                    ship
                                                        Underlying Derivative Security                    Form of
                           2.Date Exercisable           (Instr. 4)                                        Derivative
                             and Expiration Date        --------------------------      4. Conver-        Security:
                              (Month/Day/Year)                           Amount            sion or        Direct       7. Nature of
                           ----------------------                        or                Exercise      (D) or           Indirect
                             Date       Expira-                          Number            Price of      Indirect         Beneficial
1. Title of Securit          Exer-      tion                             of                Derivative    (I)              Ownership
    (Instr. 4)               cisable    Date            Title            Shares            Security      (Instr. 5)       (Instr. 5)
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   Stock Option                *          *           Common stock,      569,997           $24.00        D                  N/A
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                                                      par value $1.00

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                                                      per share
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

Explanation of Responses:

   * In connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated December 7, 1999 whereby Pioneer American Holding Company Corp. ("Pioneer American") will merge with NBT Bancorp Inc. ("NBT"), Pioneer American has granted NBT an option to purchase up to 569,997 shares of Pioneer American's common stock. The option is exercisable only in the event of certain circumstances involving transactions with third parties, acts of third parties, or break-up of the Merger Agreement. If the option were exercised in full, NBT would own 16.6% of Pioneer American's then outstanding common stock. NBT disclaims beneficial ownership of these securities, and this report shall not be


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     deemed an admission that NBT is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

/s/ Daryl R. Forsythe                                       December 16, 1999
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    President of NBT Bancorp Inc.                                    Date

 ** Signature of Reporting Person

 ** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.